EXHIBIT 2

                           BANKERS TRUST COMPANY
                             130 LIBERTY STREET
                          NEW YORK, NEW YORK 10006




                                                          November 25, 1997




J.W. Childs Equity Partners, L.P.
1 Federal Street
21st Floor
Boston, MA  02110

Attention:  Steven G. Segal


re  Senior Secured Financing


Dear Steve:

            You have advised Bankers Trust Company ("BTCo") that you, your affiliates and other investors satisfactory to BTCo intend to sponsor a recapitalization transaction (the "Recapitalization") of Universal Hospital Services, Inc. (the "Borrower") pursuant to which the Borrower will repurchase with the proceeds of the Equity Financing described below and the Senior Secured Financing described below all of the issued and outstanding shares of capital stock (the "Shares") of the Borrower (calculated on a fully-diluted basis except for rollover shares of capital stock held by certain members of senior management of the Borrower (the "Rollover Shares")). You have advised BTCo that the price per share to be paid for each outstanding share of the Borrower pursuant to the Recapitalization shall be $15.50. To the extent you effectuate the Recapitalization through a holding company, such holding company shall provide guaranties, pledges and other support consistent with the structure described below.

            BTCo further understands that, in order to consummate the Recapitalization, (i) common equity financing (the "Equity Financing") generating at least $49.1 million from investors satisfactory to BTCo (at least $45 million of which shall be in cash with the remainder to be Rollover Shares) is required by the Borrower and (ii) senior secured bank financing (the "Senior Secured Financing") is required by the Borrower in the form of (a) a term loan facility in an aggregate principal amount of up to $80 million (the "Term Loan Facility") and (b) a revolving credit facility in an aggregate principal amount of $15 million (the "Revolving Loan Facility" and together with the Term Loan Facility, the "Credit Facilities"). A summary of certain of the terms and conditions of the Credit Facilities are set forth in the attached Summary of Certain Terms and Conditions (the "Term Sheet") attached hereto as Exhibit A. An additional component of the Recapitalization will be a reduction, on or prior to the closing of the Recapitalization, of at least $3.3 million in the aggregate amount of cash necessary to effectuate the Recapitalization associated with the exercise price of outstanding options. BTCo also understands that the proceeds from the Credit Facilities shall be used to finance the acquisition of Shares pursuant to the Recapitalization, to refinance existing indebtedness of the Borrower, to pay related fees and expenses in connection with the Recapitalization and to provide for the working capital and general corporate needs of the Borrower and its subsidiaries.

            BTCo is pleased to advise you of its commitment to provide, subject to the terms and conditions contained in this letter and in the Term Sheet, 100% of the Credit Facilities. In connection with the Senior Secured Financing, BTCo shall act as sole administrative agent. BTCo reserves the right, prior to or after execution of the definitive credit documentation for the Credit Facilities, to syndicate all or part of its commitments to one or more financial institutions or other "accredited investors" (as defined in Regulation D of the Securities Act of 1933, as amended) (collectively, the "Lenders" and each a "Lender") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by BTCo. Initial Lenders in the syndicate will be acceptable to the Agent and the Borrower in their reasonable discretion. You agree actively to assist BTCo in achieving a syndication that is satisfactory to BTCo and to you. Such syndication will be accomplished by a variety of means, including direct contact during the syndication between your senior management and advisors and the proposed Lenders. Without limiting our commitment as set forth above, your assistance in connection with the syndication will also include, if BTCo so requests, your restructuring, in a manner mutually acceptable to BTCo and you, the component facilities of the Senior Secured Financing if, in our judgment, such restructuring would result in a successful syndication, provided that in no event will the aggregate amount of the Credit Facilities be reduced. To assist BTCo in its syndication efforts, you hereby agree (i) to provide and cause your advisors to provide BTCo and the other Lenders upon request with all reasonable information deemed necessary by us to complete syndication, including but not limited to, information and evaluations prepared by you and (ii) to assist BTCo upon request in the preparation of an Information Memorandum to be used in connection with the syndication of the Senior Secured Financing, including making available your officers from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, as appropriate, at a meeting or meetings of Lenders or prospective Lenders.

            In addition, BTCo understands that concurrently with the execution and delivery of this letter you are engaging one or more investment banks (collectively, the "Investment Bank") to publicly sell or privately place senior debt securities of the Borrower (the "Senior Debt Securities"), the proceeds of which are intended to be used (in lieu of the Senior Secured Financing) to fund the Recapitalization. BTCo's commitments in respect of the Senior Secured Financing are expressly subject to the documentation of such engagement remaining in full force and effect and the parties thereto complying with all material agreements thereunder. The successful placement of the Senior Debt Securities shall not be a condition to BTCo's commitments hereunder.

            You hereby represent and covenant that (i) all information, other than the Projections (as defined below), which has been or is hereafter made available to BTCo or the other Lenders by you or any of your representatives in connection with the transactions contemplated hereby (the "Information") is and will be complete and correct in all material respects taken as a whole and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not materially misleading (it being understood by BTCo that any representation by you as to any information relating to the Borrower and its subsidiaries is made to your best knowledge and is based solely on the information provided by you to us) and
(ii) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to BTCo or the other Lenders by you in connection with the transactions contemplated hereby (the "Projections") have been or will be prepared in good faith based upon reasonable assumptions. You agree to supplement the Information and the Projections from time to time until the closing date of the Credit Facilities so that the representation and warranty in the preceding sentence is true and correct on such closing date. You acknowledge that in arranging and syndicating the Senior Secured Financing, BTCo will be using and relying on the Information and Projections without independent verification thereof. In issuing this commitment and undertaking BTCo is relying on the accuracy of the information furnished by you or on your behalf.

            Whether or not the transactions contemplated by this letter are consummated, you hereby agree to indemnify and hold harmless BTCo and each of its affiliates (collectively, "BT") and each of the other Lenders, each affiliate thereof and each director, officer, employee, agent or representative thereof (each an "indemnified person") in connection with any losses, claims, damages, liabilities or other expenses to which such indemnified persons may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from the Recapitalization, this letter (as used in this and the following paragraphs, "this letter" shall include any previous letter or letters dealing with the subject matter hereof), or the extension of the Senior Secured Financing contemplated by this letter, or in any way arise from any use or intended use of this letter or the proceeds of any of the Senior Secured Financing contemplated by this letter, and you agree to reimburse each indemnified person for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such indemnified person is a party to any action or proceeding out of which indemnified expenses arise), provided that you shall have no obligation hereunder to indemnify any indemnified person for any loss, claim, damage, liability or expense which resulted primarily from the gross negligence or willful misconduct of such indemnified person. This letter is furnished for your benefit, and may not be relied upon by any other person or entity. Neither BT nor any other Lender shall be responsible or liable to you or any other person for consequential damages which may be alleged as a result of this letter.

            In addition, whether or not the transactions contemplated by this letter are consummated, you hereby agree to pay upon request, all out-of-pocket costs and expenses (including the reasonable fees and expenses of White & Case and such local counsel as may be retained by BT in connection with the transactions contemplated hereby) incurred by BT in connection with the preparation, execution and delivery of this letter and the Credit Facilities and our due diligence and syndication efforts in connection therewith (which costs and expenses shall include, but not be limited to, printing, distribution, transportation, computer, duplication, audit, insurance, third party consultants (which, if retained, shall be done in consultation with you), bank meetings, UCC, judgment, tax lien and similar searches and recording and filing fees).

            BTCo reserves the right to employ the services of its affiliates (including BT Alex Incorporated and BT Commercial Corporation) in providing the services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to BTCo in such manner as BTCo and its affiliates may agree in their sole discretion. You acknowledge that BTCo may share with any of its affiliates, and such affiliates may share with BTCo, any information relating to you and your affiliates and subsidiaries or the Borrower and its affiliates and subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of such entities) or the Recapitalization, subject to BTCo's customary treatment of customer confidential information. You should also be aware that BTCo or its respective affiliates may be providing financing or other services to parties whose interests may conflict with yours. However, be assured that, consistent with its long-standing policies to hold in confidence the affairs of our customers, BTCo and its affiliates will not furnish information obtained from you to any of our other customers.

            BTCo's willingness to provide the Senior Secured Financing as set forth above will terminate on April 30, 1998, if definitive documentation evidencing the Senior Secured Financing, satisfactory in form and substance to BTCo, shall not have been entered into prior to such date and the Recapitalization shall not have been consummated. You shall have the right, at any time upon written notice to BTCo, to terminate the commitments of BTCo under this letter. The provisions of the immediately preceding three paragraphs and the immediately succeeding two paragraphs shall survive any termination of this letter.

            You are not authorized to disclose this letter or its contents to any other person or entity other than your legal and financial advisors in connection with your evaluation of this letter until such time as you have accepted this letter and the accompanying fee letter as provided in the immediately succeeding paragraph. You agree that this letter is for your confidential use only and will not be disclosed by you to any person or entity other than your accountants, attorneys and other advisors, and then only in connection with the Credit Facilities and on a confidential basis, except that, following your acceptance of this letter and the fee letter, you may make public disclosure of the existence and amount of BTCo's commitment, you may file a copy of this letter in any public record in which it is required by law to be filed, you may disclose this letter to the Board of Directors of the Borrower and their advisors and you may make such other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your counsel, to make.

            This letter and the rights and obligations of the parties hereunder shall be construed in accordance with and governed by the law of the State of New York. Each party hereto hereby irrevocably waives all right to trial by jury of any actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this letter, the transactions contemplated hereby or the actions of BTCo in negotiation, performance or enforcement hereof. If you are in agreement with the foregoing, please sign and return to us (including by way of facsimile) the enclosed copy of this letter, together with a copy of the fee letter enclosed herewith, no later than 5:30 p.m. (New York time) on November 26, 1997. If you decide not to take the foregoing actions, you are to return all copies of this letter and such fee letter to BTCo as promptly as possible and in such event you are not authorized to disclose this letter or the contents thereof to any other party (except as may be required by applicable law or an order of a court of competent jurisdiction).

                                          Very truly yours,

                                          BANKERS TRUST COMPANY

                                          By: /s/ Victoria T. Page
                                             _________________________
                                             Title:  Managing Director

Agreed to and Accepted this
___ day of November, 1997


J.W. CHILDS EQUITY PARTNERS, L.P.

            By:   J.W. Childs Advisors, L.P.,
                  its General Partner

            By:   J.W. Childs Associates, L.P.,
                  its General Partner

            By:   J.W. Childs Associates, Inc.,
                  its General Partner

By: /s/ Steven G. Segal
    _______________________
    Title:  Vice President



                                                               EXHIBIT A


                          SUMMARY OF CERTAIN TERMS
                               AND CONDITIONS



I.    Description of the Credit Facilities

      A.    Description of the Term Loan Facility


Borrower:               Universal Hospital Services, Inc.

Amount:                 $80 million.

Maturity:               The sixth anniversary of the initial funding date
                        (the "Closing Date") under the Term Loan Facility
                        (the "Final Maturity Date"). The loans under the
                        Term Loan Facility ("Term Loans") shall amortize quarterly on dates, and in amounts, satisfactory to BTCo and the Borrower.

Use of Proceeds:        Term Loans shall be used to (i) finance the
                        Recapitalization, (ii) refinance existing indebtedness of the Borrower and its subsidiaries and (iii) pay fees and expenses incurred in connection with the Recapitalization.

Availability:           Term Loans may only be incurred, subject to the
                        conditions set forth herein, on the Closing Date.
                        No amount of Term Loans once repaid may be reborrowed.

      B.    Description of the Revolving Loan Facility


Amount: $15 million. A portion (to be determined) of the Revolving Loan Facility may be utilized to issue commercial and standby letters of credit (collectively, the "Letters of Credit") to support specified obligations of the Borrower and its subsidiaries reasonably acceptable to BTCo. No more than $8.5 million of the Revolving Loan Facility may be utilized on the Closing Date (no more than (x) $3.0 million of which shall be attributable to the repayment of indebtedness incurred after the date hereof and prior to the closing of the Recapitalization and (y) $3.3 million of which shall be attributable to severance and pension related payments).

Maturity:               The Final Maturity Date, with all loans made under
                        the Revolving Loan Facility (the "Revolving Loans", and together with the Term Loans, the "Loans"), to be repaid in full on such date and all Letters of Credit to expire on or before such date.

Use of Proceeds:        The proceeds of the Revolving Loans shall be
                        utilized for the Borrower's and its subsidiaries' general corporate and working capital requirements.

Availability:           Revolving Loans may, subject to the conditions set
                        forth herein, be borrowed, repaid and reborrowed on and after the Closing Date.


II.   Terms Applicable to all Credit Facilities

Administrative          Bankers Trust Company ("BTCo").
Agent:

Lenders:                A syndicate of lenders (the "Lenders") formed by BTCo.

Guaranties:             All of the direct and indirect subsidiaries of the
                        Borrower (each a "Guarantor" and, collectively, the "Guarantors") shall be required to provide an unconditional guaranty of all amounts owing under the Credit Facilities (the "Guaranties"), subject to exceptions satisfactory to the Administrative
                        Agent. The Guaranties shall contain terms and conditions satisfactory to the Administrative
                        Agent.

Security:               All amounts owing under the Credit Facilities (and
                        all obligations under the Guaranties) will be secured by (x) a first priority perfected pledge of all capital stock and notes owned by the Borrower and its subsidiaries and (y) a first priority perfected security interest in substantially all other assets (including receivables, contracts, contract rights, securities, patents, trademarks, other intellectual property, inventory, equipment and real estate (excluding leaseholds)) owned by the Borrower and its subsidiaries, subject (in each case) to exceptions satisfactory to the Administrative Agent.

                        All documentation evidencing the security required pursuant to the immediately preceding paragraph shall be in form and substance satisfactory to the Administrative Agent, and shall effectively create first priority security interests in the property purported to be covered thereby, with such exceptions as are acceptable to the Administrative Agent in its sole discretion.

Interest Rates:         At the option of the Borrower, Loans under the
                        Credit Facilities may be maintained from time to time as (x) Base Rate Loans which shall bear interest at the Applicable Margin in excess of the Base Rate in effect from time to time or (y)
                        Eurodollar Loans which shall bear interest at the Applicable Margin in excess of the Eurodollar Rate as determined by the Administrative Agent for the respective interest period.

                        "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the Federal Reserve reported certificate of deposit rate and (y) the rate that the Administrative Agent announces from time to time as its base rate, as in effect from time to time.

                        "Applicable Margin" for the Loans shall mean a percentage per annum equal to (x) in the case of Base Rate Loans, 1.25% and (y) in the case of Eurodollar Loans, 2.25% with reductions based on leverage to be negotiated.

                        Interest periods of 1, 2, 3, 6 and, subject to availability by all Lenders, 9 and 12 months shall be available in the case of Eurodollar Loans.

                        The Credit Facilities shall include the standard protective provisions for such matters as defaulting banks, capital adequacy, increased costs, funding losses, illegality and withholding taxes.

                        Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest, commitment fee and other fee calculations shall be based on a 360/365-day year and actual days elapsed.

Default Interest:       Overdue principal, interest and other amounts
                        shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base
                        Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings. Such interest shall be payable on demand.

Voluntary
Prepayments:            Voluntary prepayments may be made at any time
                        without premium or penalty, provided that voluntary prepayments of Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs. Voluntary prepayments of Term Loans shall be applied to reduce future scheduled amortization payments on a pro rata basis or other basis satisfactory to BTCo and the Borrower.

Mandatory Repayments:   Mandatory repayments of Term Loans to be required
                        from (a) 100% of the net proceeds from asset sales by the Borrower or any of its subsidiaries (other than certain ordinary course of business exceptions to be mutually agreed upon), (b) 100% of the net proceeds from issuances of debt (with appropriate exceptions to be mutually agreed upon) by the Borrower or any of its subsidiaries, (c) 100% of the net proceeds from equity issuances by or capital contributions to the Borrower or any of its subsidiaries (with appropriate exceptions to be mutually agreed upon), (d) 75% (or 50% provided that the Leverage Ratio (to be defined as the ratio of total debt of the Borrower and its subsidiaries to consolidated EBITDA for the then most recently ended 12-month period) at the end of the relevant test period is less than 2.5 times EBITDA) of annual excess cash flow of the Borrower or any of its subsidiaries (the definition of which will be mutually agreed upon) and (e) 100% of the net proceeds from insurance recovery events by the Borrower or any of its subsidiaries (subject to certain rights of replacement). The Credit
                        Agreement will contain a mechanism whereby, in the event that a mandatory repayment is required pursuant to clause (a), (b), (c) or (e) above during an interest period with respect to a Eurodollar Loan, the Borrower will be able to cash collateralize the amount of such mandatory repayment until the end of such interest period.

                        All mandatory repayments of Term Loans will be applied to reduce future scheduled amortization payments on a pro rata basis or other basis satisfactory to BTCo and the Borrower. After the Term Loans have been repaid in full, the amounts referred to in clauses (a)-(e) above shall apply to permanently reduce the commitments under the Revolving Loan Facility.

Commitment Fees:        1/2 of 1% per annum of the unutilized total
                        commitment under the Revolving Loan Facility, as in effect from time to time, commencing on the Closing
                        Date to and including the termination of the Revolving Loan Facility, payable quarterly in arrears and upon the termination of the Revolving
                        Loan Facility.

Letter of Credit
Fees: The equivalent of the Applicable Margin (as in effect from time to time) for Eurodollar Loans on the aggregate outstanding stated amount of Letters of Credit.

Administrative
Agent/Lender Fees:      The Administrative Agent and the Lenders shall
                        receive such fees as have been separately agreed upon.

Conditions
Precedent to
Loans on the
Closing Date:           Those conditions precedent which are usual and
                        customary for these types of facilities, and such additional conditions precedent as are appropriate under the circumstances, including, but not limited to:

                        (i) The definitive Agreement and Plan of Merger providing for the Recapitalization (the "Recapitalization Agreement") shall be in the form delivered to the Administrative Agent on or prior to the date hereof, and all conditions precedent thereunder to the consummation of the Recapitalization shall have been satisfied (and not waived without the consent of the Required Lenders), and any amendment to such Recapitalization Agreement shall be reasonably satisfactory in form and substance to the Administrative Agent and the Required Lenders. The Recapitalization shall have been consummated after the receipt of all necessary governmental, regulatory, third party and shareholders approvals in accordance with all applicable laws and the terms set forth in such Recapitalization Agreement. Any state anti-takeover law regulating the Recapitalization shall have been complied with or shall have been reasonably determined by the Administrative Agent and the Required Lenders to be invalid or inapplicable to the Recapitalization.

                        (ii)  All agreements effectuating the Equity
                              Financing shall have been entered into, shall be reasonably satisfactory in form and substance to the Administrative Agent and the Required Lenders and shall be in full force and effect. All conditions precedent set forth in such agreements shall have been satisfied (and not waived without the consent of the Required Lenders). The Equity Financing shall have been consummated generating at least $49.1 million in common equity financing for the Borrower. The Borrower shall have received net cash proceeds from the Equity Financing of not less than $45 million which net cash proceeds shall have been used to finance, in part, as well as to pay fees and expenses in connection with, the Recapitalization (with existing investments representing the remainder of the $49.1 million of Equity Financing having been rolled over in connection with the Recapitalization).

                        (iii) The aggregate amount of cash necessary to
                              effectuate the Recapitalization shall have been reduced, on or prior to the closing of the Recapitalization, by at least $3.3 million in connection with the exercise price of outstanding options.

                        (iv) The documentation evidencing the Credit Facilities (the "Credit Documents") shall have been executed and delivered reflecting the terms and conditions set forth in this Term Sheet and shall otherwise be in form and substance satisfactory to the Administrative Agent and the Required Lenders and all conditions to the making of the Loans set forth therein shall have been satisfied or waived on or prior to the Closing Date.

                        (v) No litigation by any entity (private or governmental) shall be pending or threatened with respect to the Recapitalization, the Senior Secured Financing or any documentation executed in connection therewith or which the Administrative Agent or the Required Lenders shall reasonably determine is reasonably likely to have a materially adverse effect on the Recapitalization or on the business, operations, property, assets, liabilities, condition (financial or otherwise) of the Borrower and its subsidiaries taken as a whole.

                        (vi) All necessary governmental, regulatory and third party approvals in connection with the Recapitalization, the transactions contemplated by the Credit Facilities and otherwise referred to herein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which restrains, prevents, or imposes materially adverse conditions upon, the consummation of the Recapitalization or the incurrence of Loans. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon, or materially delaying, or making economically unfeasible, the consummation of the Recapitalization.

                        (vii) There shall not have occurred after the date
                              hereof any change, event, loss or development in the business of the Borrower and/or any of its subsidiaries (including the incurrence of any liability of any nature, whether accrued, contingent or otherwise) that, taken together with other changes, events, losses or developments with respect to such business, has had or would be reasonably expected to have a Material Adverse Effect on the Borrower and its subsidiaries taken as a whole. For purposes of this paragraph (vii), "Material Adverse Effect" shall mean any effect, change or event, which is not disclosed on Schedule 5.8 to the Recapitalization Agreement that individually or in the aggregate, when taken together with all similar effects, (i) is or is reasonably likely to be material and adverse to the assets, liabilities, condition (financial or otherwise), results of operations, cash flows or business of the Borrower and its subsidiaries taken as a whole, or (ii) does or is reasonably likely to impair materially the ability of the Borrower or any Guarantor, to perform its obligations under the Credit Documents or otherwise to threaten materially or to impede materially the consummation of the Recapitalization, the Senior Secured Financing and/or the other transactions contemplated hereby or thereby.

                       (viii) The Administrative Agent and the Lenders
                              shall have received legal opinions from
                              counsel, and in form and substance and
                              covering matters, reasonably acceptable to the Administrative Agent and the Required Lenders, including opinions of local counsel as to the security interests under the relevant jurisdictions. The Administrative Agent and the Lenders shall have received a certificate of the Borrower's chief financial officer, with respect to the solvency of the Borrower and the Guarantors taken as a whole acceptable to the Administrative Agent and the Required Lenders. The Administrative Agent also shall have received equipment appraisals, in scope, and in form and substance satisfactory to the Administrative Agent and the Required Lenders.

                        (ix) The corporate and capital structure of the Borrower and its subsidiaries and all organizational documents of such entities and all material agreements related to such corporate and capital structure, shall be reasonably satisfactory to the Administrative Agent and the Required Lenders.

                        (x) The Guaranties required above under the heading "Guaranties" shall have been executed and delivered and the security interests required as described above under the heading "Security" shall have been granted and perfected.

                        (xi) All Loans and other financing to the Borrower shall be in full compliance with all requirements of Regulations G, T, U and X of the Board of Governors of the Federal Reserve System.

                        (xii) The Administrative Agent shall also have
                              received, as soon as possible, (i) to the extent available, audited and unaudited financial statements for the fiscal year of the Borrower ended December 31, 1997, which shall have been prepared in accordance with GAAP and (ii) unaudited monthly financial statements of the Borrower for each month ended after September 1997.

                       (xiii) After giving effect to the Recapitalization
                              and the other transactions contemplated
                              hereby, the Borrower and its subsidiaries shall have no other indebtedness outstanding except (x) indebtedness under the Credit Facilities and (y) such other indebtedness, if any, as shall be permitted to remain outstanding by the Agent.

                        (xiv) All costs, fees, expenses (including, without
                              limitations, legal fees and expenses) and other compensation contemplated hereby payable to the Administative Agent and the Lenders shall have been paid to the extent due.

Conditions to All Loans:      Absence of material adverse change,
                              absence of default or event of default
                              under the Senior Secured Financing, continued accuracy of representations and warranties and receipt of such documentation as shall be reasonably required by the Administrative Agent.

Representations
and Warranties:         Those representations and warranties which are
                        usual and customary for these types of facilities, and such additional representations and warranties as are appropriate under the circumstances, including, but not limited to:

                        (i)   Corporate existence.

                        (ii)  Corporate power and authority/enforceability.

                        (iii) No violation of law or organizational
                              documents or material contracts.

                        (iv)  No material litigation.

                        (v) Correctness of specified financial statements and other financial information and no material adverse change.

                        (vi) No required governmental or third party approvals (except as have been obtained and which are in full force and effect).

                        (vii) Use of proceeds/compliance with margin
                              regulations.

                       (viii) Material environmental matters.

                        (ix)  Perfected security interests.

                        (x)   Payment of taxes.

                        (xi) Not an investment company or public utility holding company.

                        (xii) Solvency.

                       (xiii) Compliance with laws (including ERISA).

Covenants:              Those covenants usual and customary for these types
                        of facilities, and such additional covenants as are appropriate under the circumstances, with customary exceptions to be agreed upon. Although the covenants have not yet been specifically determined, we anticipate that the covenants shall in any event include:

                        (i) Limitations on other indebtedness (with appropriate baskets to be agreed upon).

                        (ii) Limitations on mergers, acquisitions, joint ventures, partnerships and acquisitions and dispositions of assets.

                        (iii) Limitations on sale-leaseback transactions
                              and lease payments.

                        (iv)  Limitations on dividends.

                        (v) Limitations on voluntary prepayments of other indebtedness and amendments thereto, and amendments to organizational documents.

                        (vi) Limitations on transactions with affiliates and formation of subsidiaries.

                        (vii) Limitations on investments (with appropriate
                              baskets to be agreed upon, but in any event, existing investments shall be permitted).

                       (viii) Maintenance of existence and properties.

                        (ix)  Limitations on liens.

                        (x) Various financial covenants customary for a transaction of this type, including a maximum Debt/EBITDA, a minimum EBITDA/Interest Expense and a minimum EBITDA/Fixed Charges.

                        (xi)  Limitations on capital expenditures.

                        (xii) Adequate insurance coverage.

                       (xiii) ERISA covenants.

                        (xiv) Financial reporting and visitation and
                              inspection rights.

                        (xv) Compliance with laws. including environmental and ERISA.

                        (xvi) Payment of taxes.

                       (xvii) Lines of business.

Events of Default:      Those events of default usual and customary for
                        these types of facilities, and such additional events of default as are appropriate under the circumstances, including but not limited to:

                        (i) Failure to pay principal and, subject to appropriate grace periods, interest, fees and other amounts under the Credit Documents when due.

                        (ii) Violation of covenants under the Credit Documents (with grace periods, where appropriate).

                        (iii) Representations and warranties not true and
                              correct in any material respect.

                        (iv) Cross payment defaults, cross non-payment defaults permitting acceleration and cross acceleration to indebtedness, in each case in excess of a certain dollar threshold.

                        (v) Judgment defaults (not paid or fully paid or covered by insurance) in excess of a certain dollar threshold.

                        (vi)  Bankruptcy and insolvency.

                        (vii)  Change of ownership or control.

                        (viii) ERISA.

Assignments and
obligations under
Participations:         The Borrower may not assign its rights or the
                        Senior Secured Financing without the prior written consent of the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Senior Secured Financing, subject (x) in the case of participations, to customary restrictions on the voting rights of the participants and (y) in the case of assignments, to such limitations as may be established by the Administrative Agent, including the consent of the Administrative Agent, the payment of a fee equal to $3,500 to the Administrative Agent by the assignor or assignee Lender (other than in connection with an assignment to another existing Lender, an existing Lender's affiliate or to a Federal Reserve
                        Bank) and a minimum assignment amount of $5 million
                        (other than in connection with an assignment to another existing Lender, an existing Lender's affiliate or to a Federal Reserve Bank). The Senior
                        Secured Financing shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Senior Secured Financing and will relieve the assigning Lender of its obligations with respect to the assigned portion of its commitment.

Governing Law;
Documentation:          The rights and obligations of the parties under the
                        Credit Documents shall be construed in accordance with and governed by the law of the State of New
                        York. The Borrower and the Guarantors will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive their right to a trial by jury.

Indemnification:        The Credit Documents will contain customary
                        indemnities for the Administrative Agent and the Lenders.

Required
Lenders: Lenders holding a majority of the commitments and/or outstanding Loans under the Credit
                        Facilities.